# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Masimo Corporation, CIK 0000937556
CUSIP: 574795100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 52 Discovery, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001228621

## Reporting persons
- Joe Kiani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,337,985; shared voting power 38,735; sole dispositive power 6,337,985; shared dispositive power 38,735; aggregate amount beneficially owned 6,376,720 (11.1% of the class)
  Comment: (1) Aggregate amount beneficially owned is comprised of (a) 5,000 shares of the Issuer's common stock held in the name of the Reporting Person, (b) 1,456,223 shares of the Issuer's common stock held in two trusts for which the Reporting Person is the sole trustee, (c) 1,197,012 shares of the Issuer's common stock held in three trusts for which the Reporting Person is not the trustee, (d) 38,735 shares of the Issuer's common stock held by the Reporting Person's spouse, (e) 208,303 shares of the Issuer's common stock held by a limited liability company that is wholly-owned by a revocable trust of which the Reporting Person is the grantor, (f) 368,252 shares of the Issuer's common stock subject to the Exercised Options (as defined in Footnote (1) to Item 4(a) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (1) to Item 4(a) below, (g) 2,700,000 shares of the Issuer's common stock that are subject to the RSU Award (as defined in Footnote (2) to Item 4(a) below) that is subject to a dispute between the Issuer and the Reporting Person as further described in Footnote (2) to Item 4(a) below, (h) 158,450 shares of the Issuer's common stock subject to the Accelerated Options (as defined in Footnote (3) to Item 4(a) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (3) to Item 4(a) below, (i) 198,225 shares of the Issuer's common stock subject to the PSUs (as defined in Footnote (4) to Item 4(a) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (4) to Item 4(a) below, and (j) 85,255 shares of the Issuer's common stock subject to the Vested Options (as defined in Footnote (5) to Item 4 (a) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (5) to Item 4(a) below.
  
  (2) Percent of class was calculated based on: (a) 53,713,949 shares of the Issuer's common stock outstanding as of September 27, 2025 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025 filed with the Securities and Exchange Commission on November 4, 2025), (b) 368,252 shares of the Issuer's common stock issuable upon exercise of the Exercised Options that have not yet been issued by the Issuer to the Reporting Person, (c) 2,700,000 shares of the Issuer's common stock issuable underlying the RSU Award that have not yet been issued by the Issuer to the Reporting Person, (d) 158,450 shares of the Issuer's common stock issuable upon exercise of the Accelerated Options that should have been deemed vested in full on October 24, 2024, (e) 198,225 shares of the Issuer's common stock subject to the PSUs that should have been accelerated and issued by the Issuer to the Reporting Person on October 24, 2024, and (f) 85,255 shares of the Issuer's common stock subject to the Vested Options.

## Item 1. Issuer
Name of issuer: Masimo Corporation
Address of issuer's principal executive offices: 52 Discovery, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing: Joe Kiani
Address of principal business office or, if none, residence: 121 Theory, Irvine, CA 92617
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
6,376,720 shares of the Issuer's common stock, which is comprised of (a) 5,000 shares of the Issuer' held in the name of the Reporting Person, (b) 1,456,223 shares held in two trusts for which the Reporting Person is the sole trustee, (c) 1,197,012 shares held in three trusts for which the Reporting Person is not the trustee, (d) 38,735 shares held by the Reporting Person's spouse, (e) 208,303 shares of the Issuer's common stock held by a limited liability company that is wholly-owned by a revocable trust of which the Reporting Person is the grantor, (f) 368,252 shares subject to the Exercised Options (as defined in Footnote (1) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (1) below, (g) 2,700,000 shares that are subject to the RSU Award (as defined in Footnote (2) below) that is subject to a dispute between the Issuer and the Reporting Person as further described in Footnote (2) below, (h) 158,450 shares subject to the Accelerated Options (as defined in Footnote (3) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (3) below, (i) 198,225 shares subject to the PSUs (as defined in Footnote (4) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (4) below, and (j) 85,255 shares subject to the Vested Options (as defined in Footnote (5) below) that are subject to a dispute between the Issuer and the Reporting Person as described in Footnote (5) below.

Footnotes:

(1) On January 17, 2025, the Reporting Person provided the Issuer with completed notices of exercise and shares of the Issuer's common stock sufficient to satisfy the payment of the aggregate cash exercise price for the exercise of an aggregate of 368,252 shares of the Issuer's common stock (the "Exercised Options"). The Issuer declined to process the Reporting Person's exercise notices, alleging that the Reporting Person had been terminated with "cause" and that the Exercised Options had been cancelled and could not be exercised by the Reporting Person. The Reporting Person disagrees with the characterization that the Reporting Person's employment was terminated for "cause" or that the Exercised Options were cancelled or could not be exercised. The Reporting Person believes that the exercise notices for the Exercised Options should have been processed and that the Reporting Person should have been issued 368,252 shares of the Issuer's common stock upon exercise of the Exercised Options on January 17, 2025. Therefore, the Reporting Person has included the 368,252 shares of the Issuer's common stock subject to the Exercised Options as beneficially owned in this Schedule 13G/A even though the shares have not yet been issued to the Reporting Person.

(2) In November 2015, the Issuer entered into an Amended and Restated Employment Agreement (the "Employment Agreement") with the Reporting Person, which provided, among other things, that upon a Qualifying Termination (as defined in the Employment Agreement), the Issuer would be obligated to issue the Reporting Person 2,700,000 shares of the Issuer's common stock pursuant to the terms of an RSU award agreement between the Issuer and the Reporting Person (the "RSU Award"). The Reporting Person's position is that a Qualifying Termination occurred pursuant to the Employment Agreement and that the Reporting Person should have been issued the 2,700,000 shares of the Issuer's common stock pursuant to the terms of the Employment Agreement and the RSU Award; however, the Issuer has not yet issued such shares to the Reporting Person and has filed claims against the Reporting Person in the Court of Chancery of the State of Delaware, seeking judicial declarations that, among other things, the Reporting Person is not entitled to receive the shares subject to the RSU Award. As the Reporting Person believes that the Issuer should have issued the 2,700,000 shares of the Issuer's common stock subject to the RSU Award to the Reporting Person, the Reporting Person has included the 2,700,000 shares of the Issuer's common stock as beneficially owned in this Schedule 13G/A even though the shares have not yet been issued to the Reporting Person.

(3) The Employment Agreement also provided that all of the Reporting Person's stock options and other equity awards would vest, effective as of immediately prior to a Qualifying Termination. As of October 24, 2024, the last day of the Reporting Person's employment by the Issuer, the Reporting Person held unvested options to purchase an aggregate of 158,450 shares of the Issuer's common stock (the "Accelerated Options"). As noted above, the Reporting Person's position is that a Qualifying Termination occurred pursuant to the Employment Agreement and that the Issuer should have accelerated the vesting for the Accelerated Options in accordance with the Employment Agreement. Moreover, the Reporting Person's position is that the Employment Agreement provides that the Accelerated Options remain outstanding through their respective dates of expiration, which is ten years after the applicable grant date. Therefore, the Reporting Person has included 158,450 shares of the Issuer's common stock as beneficially owned in this Schedule 13G/A even though the Issuer did not accelerate the vesting for the Accelerated Options or make them available for exercise by the Reporting Person. In including the Accelerated Options in this Schedule 13G/A, the Reporting Person neither asserts nor denies beneficial ownership of the shares of Common Stock underlying the Accelerated Options but has included them herein for transparency.

(4) As noted above, the Employment Agreement provided that all of the Reporting Person's stock options and other equity awards would vest, effective as of immediately prior to a Qualifying Termination. As of October 24, 2024, the last day of the Reporting Person's employment by the Issuer, the Reporting Person held performance restricted stock unit awards with respect to an aggregate target number of shares of the Issuer's common stock equal to 198,225 shares of the Issuer's common stock (the "PSUs"). As noted above, the Reporting Person's position is that a Qualifying Termination occurred pursuant to the Employment Agreement and that the Issuer should have accelerated the vesting for the PSUs at target in accordance with the Employment Agreement. Therefore, the Reporting Person has included 198,225 shares of the Issuer's common stock as beneficially owned in this Schedule 13G/A even though the Issuer did not accelerate the vesting for the PSUs or issue the target number of shares with respect to the PSUs on October 24, 2024.

(5) As of October 24, 2024, the last day of the Reporting Person's employment by the Issuer, the Reporting Person held vested options to purchase an aggregate of 85,255 shares of the Issuer's common stock that were not among the Exercised Options or subsequently exercised by the Reporting Person (such options, the "Vested Options"). As noted above, the Issuer has alleged that the Reporting Person had been terminated with "cause" and that the Vested Options have been cancelled and cannot be exercised by the Reporting Person. However, the Reporting Person's position is that the Employment Agreement provides that the Vested Options remain outstanding through their respective dates of expiration, which is ten years after the applicable grant date. Therefore, the Reporting Person has included 85,255 shares of the Issuer's common stock as beneficially owned in this Schedule 13G/A even though the Issuer has asserted that the Vested Options have been cancelled. In including the Vested Options in this Schedule 13G/A, the Reporting Person neither asserts nor denies beneficial ownership of the shares of Common Stock underlying such options but has included them herein for transparency.
Percent of class: 11.1%; calculated based on: (a) 53,713,949 shares of the Issuer's common stock outstanding as of September 27, 2025 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025 filed with the Securities and Exchange Commission on November 4, 2025), (b) 368,252 shares of the Issuer's common stock issuable upon exercise of the Exercised Options that have not yet been issued by the Issuer to the Reporting Person, (c) 2,700,000 shares of the Issuer's common stock issuable underlying the RSU Award that have not yet been issued by the Issuer to the Reporting Person, (d) 158,450 shares of the Issuer's common stock issuable upon exercise of the Accelerated Options that should have been deemed vested in full on October 24, 2024, (e) 198,225 shares of the Issuer's common stock subject to the PSUs that should have been accelerated and issued by the Issuer to the Reporting Person on October 24, 2024, and (f) 85,255 shares of the Issuer's common stock subject to the Vested Options.
Sole power to vote or to direct the vote: 6,337,985
Shared power to vote or to direct the vote: 38,735
Sole power to dispose or to direct the disposition: 6,337,985
Shared power to dispose or to direct the disposition: 38,735

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person's spouse described in Item 4 is entitled to receive dividends and sale proceeds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
N/A

## Signatures
- Joe Kiani: /s/ Joe Kiani, Individual (11/12/2025)